Austin Legal Group, APC
LAWYERS 3990 OLD TOWN AVE, STE A-112 SAN DIEGO, CA 92110 LICENSED IN CALIFORNIA & HAWAII & ARIZONA TELEPHONE (619) 924-9600 FACSIMILE (619) 881-0045	Writer’s Email: arden@austinlegalgroup.com
June 2, 2016

Mark P. Shuman

Branch Chief Legal

Office of Information Technologies and Services

Division of Corporation Finance

Re:

WRAPmail, Inc.

Amendment No.3 Registration Statement on Form S-1

Filed January 22, 2016

File No. 333-208293

Mr. Shuman:

Please see below for responses to the Division’s letter dated February 9, 2016 regarding the above captioned matter. All questions have been addressed in an Amendment No. 4 to the Registration Statement on Form S-1, filed June 2, 2016 (“Amendment”), as further herein detailed.

General

1.

Schedule A, paragraph 16 of the Securities Act of 1933 and Item 501(b)(3) of Regulation S-K require that you disclose the price at which the securities will be sold.  Given the lack of an established market for your securities, please also disclose the fixed price at which the selling shareholders will sell the shares covered by the prospectus.  We will not object if you state that the securities will be sold at the disclosed fixed price until your shares are listed on a recognized inter-dealer quotations system (e.g. the OTC Bulletin Board) and thereafter at prevailing market prices or privately negotiated prices.  Please make corresponding changes throughout the prospectus.

In response to the above comment, the offering by selling shareholders has been fixed at $0.05 per share until such time as the Company’s shares are listed on a recognized inter-dealer quotations system (e.g. OTCQB), at which time selling shareholder shares will be sold at prevailing market prices or privately negotiated prices. The offering has been amended throughout to reflect such changes.

June 2, 2016

2.

We note that you issued two press releases on December 1, 2015 and August 10, 2015, that highlight your intention to file a registration statement and your plans and expectations related to WRAPmail 2.0.  As these press releases occurred prior to the public filing of your registration statement, please provide us with your analysis as to whether you believe they comport with the requirements of Section 5(c) of the Securities Act of 1933.  Furthermore, we note that a selling shareholder, Microcap Headlines, Inc., provides you with promotional services.  According to a review of that company’s website, it appears that it uses aggressive marketing strategies to increase awareness of your common stock.  Please provide us with an explanation of this relationship.  In this regard you should tell us the extent of the services that have been provided and whether you believe they comport with the requirements of Section 5(c) of the Securities Act.

In response to the above comment, the Company contends that neither of the above referenced press releases violates the requirements of Section 5(c) of the Securities Act, as they do not reference or relate to an offering or solicitation of the Company’s securities. Notwithstanding the foregoing, should the Division find that either release is actually an offer to sell securities in possible violation of Section 5(c) of Securities Act, such release would nonetheless qualify as a permitted communication under the safe harbors afforded by Rules 135, 169, and 163A.

August 10th Release

The initial press release referred to in the above comment, dated August 10, 2015 (“August 10th Release”), is not an offer to sell the Company’s securities, despite the expression that the Company intends[ed] to file a “registration statement.” The statement in the August 10, 2015 press release that WRAPmail is going to “file a full registration statement” to move the company from the OTC Pink to the OTCQB does not rise to the level of an offer pursuant to Section 2(a)(3) of the Securities Act of 1933. Section 2(a)(3) of the Securities Act defines an “offer” as an “attempt to offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.”1

WRAPmail’s statement of its intention to move from the “OTC Pink sheets to a fully reporting Bulletin Board status company” in the August 10th Release was intended to put the public on notice that it planned to transition from the OTC Pink to the OTCQB, as well as the company’s compliance with the filing and auditing requirements under the Securities Exchange Act of 1934, as is exhibited in the two-sentence statement. The remainder of the press release contained only factual information regarding the company’s development of new products and its advertising efforts. The press release did not refer to an offering of securities under the Securities Act, there is no indication in any portion of the press release that WRAPmail was intending to sell shares of its company, or in any way solicit or arouse public interest in the purchase thereof. Rather, WRAPmail’s only intent was public notice of its transition to the OTCQB, its compliance with regulatory requirements, and factual information regarding its ongoing business activities. Even if the Division were to disagree with the foregoing analysis, the safe harbors under Rule 135, Rule 169, and Rule 163A are applicable to the August 10th Release and, thus, the statements therein do not rise to the level of an “offer” pursuant to the Securities Act.

In any case, the August 10th Release comports with the requirements of Section 5(c) because it falls within three safe harbors of Section 5(c): Rule 135 as a notice of proposed offering with respect to the first paragraph of the press release,2 Rule 169 as a communication of regularly released factual

June 2, 2016

information with respect to the remainder of the press release,3 and Rule 163A as a communication made by an issuer more than 30 days before a registration statement is filed.4

Application of Rule 135 to the August 10th Release

Rule 135 provides that, for purposes of Section 5(c), an issuer that publishes a notice of a proposed offering to be registered with the Act will comport with the requirements of Section 5(c) if: (1) the notice includes a legend stating that it does not constitute an offer of any securities for sale, and (2) the notice includes no more than the limited information listed in the Rule.5

The first paragraph of the August 10th Release announced that WRAPmail retained Austin Legal Group “as corporate counsel to file a registration statement to move the company from the pink sheets to a fully reporting Bulletin Board status company.” This first paragraph falls under Rule 135, as it is a notice that WRAPmail offerings will be registered under the Act, and it only contained limited information about the law firm and auditing company retained, as well as the name of the issuer, which is in compliance with the content requirements of Rule 135. Although Rule 135 has a legend requirement, generally, a failure to include a specified legend as necessary to satisfy a legend condition will not result in the inability to rely on such section or result in a violation, provided a good faith and reasonable effort was made to comply with the filing requirement.6 Consequently, the Company’s inadvertent failure to include the legend required by Rule 135 should not destroy the safe harbor provided therein and the release should be considered compliant with the requirements of Section 5(c).

Application of Rule 169 to the August 10th Release

Rule 169 provides a safe harbor to the requirements of Section 5(c) for communications of regularly released factual business information. Pursuant to Rule 169, factual business information includes: factual information about the issuer, its business or financial developments, or other aspects of its business, and advertisements of, or other information about, the issuer’s products or services.7 To claim the Rule 169 safe harbor certain conditions must be satisfied: (1) the issuer has previously released information of the type in the ordinary course of its business; (2) the timing, manner, and form in which the information is released is consistent in material respects with similar past releases; (3) the information is released for intended use by persons, such as customers and suppliers, other than in their capacities as investors or potential investors in the issuer’s securities; and (4) the issuer is not an investment company registered under the Investment Company Act of 1940 or a business development company as defined in the Investment Company Act of 1940.8

The last portion of the August 10th Release discussed the development of new products, WRAPmail 2.0 and a full service e commerce platform, as well as the launch of an advertising campaign, and an update regarding a patent application. The information provided regarding WRAPmail’s development of new products, as well as its advertising campaign efforts, is factual information exempt from violations of Section 5(c) pursuant to Rule 169. A press release discussing product development and advertising efforts is consistent with the type of information released on an

June 2, 2016

ongoing basis by WRAPmail, as is exhibited by previous press releases. Further, the press release was consistent in time, manner, and form with previous press releases issued from WRAPmail. The information in the press release was made for intended use by its customers and suppliers, which is exhibited by the comment included in the August 10th Release that the Company’s focus is “delivering the highest quality product to the consumer.” Finally, WRAPmail is a software development company, not a registered investment company or business development company. Consequently, the final portion of the August 10th Release falls within the Rule 169 safe harbor because it contained factual information directed at its customers and suppliers about the development of new products and an advertising campaign, which is consistent with the type of information previously released by WRAPmail on an ongoing basis in similar timing, manner, and form.

Application of Rule 163A to the August 10th Release

For purposes of Section 5(c), Rule 163A provides a non-exclusive safe harbor for certain communications made by or on behalf of issuers more than 30 days before a registration statement is filed. Rule 163A states that a communication is exempt from Section 5(c), provided: (1) the communication is made by or on behalf of an issuer; (2) the communication is made more than 30 days before the filing of a registration statement; (3) the communication does not reference a securities offering; and (4) the issuer must take reasonable steps within its control to prevent further distribution or publication of the communication during the 30-day period prior to filing the registration statement.9

The August 10th Release was a communication made by the issuer, WRAPmail, more than 30 days prior to the filing of WRAPmail’s registration statement, which occurred on December 2, 2015. Further, the August 10th Release only contained information regarding WRAPmail’s intent to file a registration statement to transition from the OTC Pink to the OTCQB, its compliance with the reporting and auditing requirements under the Exchange Act of 1934, and factual information regarding the development of new products and its advertising efforts. Nowhere in the August 10th Release is any kind of securities offering referenced. Finally WRAPmail took reasonable steps within its control to prevent further distribution or publication of the August 10th Release during the aforementioned 30-day period, as it did not engage in any redistribution or publication of the August 10th Release during that time.10 Thus, because WRAPmail’s August 10th Release was made much more than 30 days prior to the filing of its registration statement, contained no reference to an offering of any kind, and WRAPmail took reasonable steps to prevent further distribution or publication of the August 10th Release, it is covered by the Rule 163A safe harbor for purposes of Section 5(c).

December 1st Release

Similar to the August 10th Release,  the December 1, 2015 press release (“December 1st Release”) comports with the requirements of Section 5(c) because it is not an offer or solicitation to

June 2, 2016

sell securities and is also protected by Rule 16911 as a communication of regularly released factual information.

As discussed above, an “offer” is defined in Section 2(a)(3) of the Securities Act as an “attempt to offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.”12 WRAPmail’s December 1st Release does not rise to the level of an offer pursuant to Section 2(a)(3) because the entirety of the content of the press release discusses the launch of a new product and a coinciding new advertising campaign that the Company planned to launch. Specifically, the December 1st Release was an announcement about the launch of WRAPmail 2.0 and the coinciding launch of an advertising campaign through LemonLight Media, Inc. The Release contains factual information regarding the Company’s business developments, including its advertising and products; no part of the press release references, discusses, or even creates the inference of an offer of securities by the Company. Consequently, the December 1st Release does not rise to the level of an “offer” under Section 2(a)(3) of the Securities Act.

Additionally, the December 1st Release comports with the requirements of Section 5(c) because it falls within the Rule 169 safe harbor to Section 5(c) for communications of regularly released factual business information

The December 1st Release was an announcement about the launch of a new product, WRAPmail 2.0 and coinciding new advertising campaign that the company intends to launch through LemonLight Media, Inc. The December 1st Release simply contains factual information regarding the Company’s business developments, including its advertising and products. Further, the press release is in line, in manner and form, with the type of information previously released by WRAPmail. An announcement regarding the release of a new product and a new advertising campaign is the type of information released on an ongoing basis by WRAPmail, as is exhibited by previous releases. Finally, the December 1st Release was intended for use by WRAPmail’s customers, other than in their capacity as investors or potential investors, as is shown in the statement of the WRAPmail’s CEO which highlights the new features of the product, such as its “incredible user interface, ease of application, [and] functionality.” This intent is further exhibited by the highlight by the LemonLight CEO about how “fun” the product is, as well as user excitement. Thus, because the December 1st Release was a factual announcement of the Company’s business and advertising development, made in line with previously released information and was intended for use by its customers, the press release falls within the Rule 169 safe harbor.

With regard to the selling shareholder Microcap Headlines, while the Company retained Microcap Headlines to provide market awareness of the Company’s products. Microcap Headlines was to cease all marketing of the Company and its stock 30 days prior to the Company filing its S-1 and the Company was under the impression that all material concerning WRAP had been removed from Microcap Headline’s website. Once the Company became aware of its information remaining on the site, it immediately instructed all information about WRAP removed from the Microcap Headline’s website, which request was obeyed. Further, Microcap Headlines will not provide any marketing services to the Company until after the close of the S-1 offering in order insure complete compliance with the Security Act and SEC rules and regulations.

June 2, 2016

3.

You disclose information about the proceeds of the offering on a gross basis, which assumes all shares in the offering are sold. Since your offering is a best efforts, no minimum offering with no assurance that all or any portion of the shares offered by you will be sold, please revise your disclosure to more accurately reflect the range of possible outcomes in accordance with prior comment 2.

In addition to those amendments noted in WRAP’s first response letter, please see pgs. 20 and 95-102 of the redline Amendment in “USE OF PROCEEDSS” and “MANAGEMENT’S DISCUSSION AND ANALYSIS,” and throughout the registration statement for correction.

4.

We note your estimate that currently available capital will sustain your operations for one to two months. Please revise to alert investors to the minimum additional capital expected to be necessary to fund planned operations for a 12-month period.

Please see pgs. 8 and 11 of the redline Amendment under “SUMMARY INFORMATION” and “RISK FACTORS” for correction.

5.

We note that the first and last paragraphs of this risk factor appear to be inconsistent. Pursuant to prior comment 7, please reconcile to more clearly convey the effects on investors of the automatic suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act, if you have less than 300 shareholders at year end.

Please see pg. 18 of the redline Amendment in “RISK FACTORS” for deletion of word “not,” which was accidentally inserted in first paragraph.

6.

We note that the figure concerning the combined voting power of your officers and directors assumes conversion of the outstanding preferred stock into common stock. Please revise to disclose the combined voting power of your officers and directors in accordance with the voting rights of the outstanding preferred stock.

Please see pg. 106-107 of the redline Amendment in “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” for correction.

7.

We note from your disclosure and Exhibit 10.6 that Mr. Studer received 150,000 shares of your common stock in satisfaction of $15,000 of past accounting services rendered. Please tell us when Mr. Studer rendered these services.

Mr. Studer rendered the accounting services in question for the fiscal year 2015.

8.

Please revise to provide a detailed description of the actions and timing of your planned operations over the next 12 months. Provide an anticipated timeline and discuss each step you plan to take toward increasing revenue and your anticipating funding source for each step. You should also disclose specific cost estimates and financing plans. In this regard, discuss the approximate amount of funds that you will need to raise until you achieve profitability and any discussions you have had with funding sources, including any specific steps you have taken to date to seek additional equity or obtain credit facilities.

June 2, 2016

Please see pgs. 95-102 of the redline Amendment in “MANAGEMENT’S DISCUSSION AND ANALYSIS” for correction.

9.

We note that you disclose Mr. Dilley’s compensation in the executive compensation table. Please revise to disclose his compensation in accordance with Item 402(r)(1) of Regulation S-K.

Please see pgs. 106 of the redline Amendment in “EXECUTIVE AND DIRECTOR COMPENSATION” for correction.

10.

Please revise to include information concerning ownership of the outstanding preferred shares in accordance with Item 403(b) of Regulation S-K. Furthermore, tell us whether the outstanding preferred stock is currently convertible or may be converted within 60 days.

Please see pg. 106-107 of the redline Amendment in “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” for correction. The preferred stock may be converted to common stock at any time, including within the next 60 days.

11.

We note your disclosure that Microcap Headlines, Inc. is a related person. Please revise to disclose the basis on which it is a related person pursuant to Item 404(d) of Regulation S-K. Furthermore, you state here and elsewhere in the prospectus that Microcap Headlines, Inc. holds 400,000 shares of your common stock. Nonetheless, its website indicates that it holds 800,000 shares of your common stock. Please revise or advise.

Microcap Headlines was accidently and inadvertently included in related party transactions and all reference to Microcap Headlines has been removed from the related party disclosures. Per the Company’s contract with Microcap Headlines, Microcap Headlines has been issued 400,000 shares and has the opportunity to earn an additional 400,000 shares of common stock. However, Microcap Headlines will not provide the Company services while the offering being registered pursuant to the registration statement is still open.

12.

We note your response to prior comment 15 that you have filed searchable copies of the exhibits. Nonetheless, you have not filed them. Please file them in accordance with Rules 301 and 304 of Regulation S-T.

The Company’s filing service has represented that all exhibits are now searchable as required by Rules 301 and 304 of Regulation S-T.

We appreciate your time and attention in this matter.

Sincerely,

AUSTIN LEGAL GROUP, APC

Arden E. Anderson, Esq.

Footnotes

1 15 U.S.C. § 77b(a)(3).

217 C.F.R §230.135.

317 C.F.R. §230.169.

4 17 C.F.R. §230.163A.

5 See 17 C.F.R §230.135(a).

6 See e.g., 17 C.F.R. §230.164(c).

7 17 C.F.R. §230.169(b)(1).

8 17 C.F.R. §230.169(d).

9 17 C.F.R. §230.163A.

10 Although the SEC has declined to specify what constitutes Rule 163A’s requirement of “reasonable steps within the issuer’s control,” the SEC has stated that, while it does not expect the issuer to remove such information from a web site on which it was published, or that the issuer should be able to control the republication or accessing of previously published press coverage, the SEC expects “an issuer to be able to control its own involvement in any subsequent redistribution or publication.” See SEC Release, No. 33-8591, SECURITIES OFFERING REFORM, 76-77, note 165 (2005).

11 17 C.F.R. §230.169.

12 15 U.S.C. § 77b(a)(3).